FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an advertisement to inform former shareholders of The Hongkong and Shanghai Banking Corporation Limited, who under the Scheme of Arrangement dated 1 February 1991 were deemed to be untraceable, of their right to claim the proceeds from the sale of shares in HSBC Holdings plc. This advertisement will appear in the Financial Times (in the UK), the Standard and Hong Kong Economic Times (in HK) on Monday, 10 March.

Notice to Former Shareholders of The Hongkong and Shanghai Banking Corporation Limited

Scheme of Arrangement

Pursuant to a Scheme of Arrangement between The Hongkong and Shanghai Banking Corporation Limited ("the Bank") and its shareholders ("the Scheme"), which became effective on 2 April 1991, HSBC Holdings plc ("HSBC Holdings") acquired the entire issued share capital of the Bank. Ordinary shares in HSBC Holdings were issued in exchange for shares in the Bank and certificates were mailed to shareholders on 6 April 1991.

The Trust

The shares in HSBC Holdings which would otherwise have been allotted to those Bank shareholders who were "untraceable" (as defined in the Scheme) at the time the Scheme became effective were allotted, under the terms of the Scheme, to Coutts (Jersey) Limited (formerly NatWest International Trust Corporation (Jersey) Limited) ("Coutts") in accordance with the terms of a Trust Deed dated 1 February 1991 between HSBC Holdings and Coutts. Pursuant to the terms of that Trust Deed, the HSBC Holdings shares in respect of which claims had not been received were sold on 13 May 1997 and the proceeds invested pending receipt of claims. By virtue of a Deed of Retirement and Appointment of Trustee dated 9 August 1999, Coutts retired as trustee of the trust governed by the Trust Deed and was replaced by Royal Bank of Canada Trust Company (Jersey) Limited ("the Trustee").

Claims

It is proposed that the trust be wound up by the Trustee when the Trust expires on 2 April 2003, in accordance with the terms of the Trust Deed. Immediately upon such expiry, those untraceable shareholders whose claims have not been accepted by the Trustee will cease to be entitled to make any further claims on the assets of the Trust. Following the expiry of the Trust on 2 April 2003, the remaining Trust assets, less costs and expenses, will be held on behalf of HSBC Holdings and will, as soon as practicable thereafter, be transferred by the Trustee to HSBC Holdings.

Any person who believes he or she is entitled to the proceeds from the sale of HSBC Holdings shares issued in exchange for the Bank's shares under the Scheme (and any other property held by the Trustee with respect to or derived from such shares) and who has not received the relevant share certificates or proceeds should lodge a claim as soon as possible, and in any event no later than 2 April 2003. Claims should be addressed to the Exchange Agent, Computershare Hong Kong Investor Services Limited (formerly Central Registration Hong Kong Limited), Rooms 1901-1905, Hopewell Centre, 183 Queen's Road East, Hong Kong (who has been appointed by the Trustee for the purpose of receiving and processing such claims) enclosing (wherever possible) certificates for the appropriate number of the Bank's shares.

For and on behalf of

HSBC Holdings plc

R G Barber

Group Company Secretary

HSBC Holdings plc

Incorporated in England with limited liability. Registered in England: number 617987 Registered Office and Group Head Office: 8 Canada Square, London E14 5HQ, United Kingdom

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                                                        By:

                                                                                                                                                                                                                        Name: P A Stafford

                                                                                                                                                                                                                        Title: Assistant Group Secretary

                                                                                                                                                                                                                        Date: 10 March, 2003